Exhibit 5

November 20, 2012

ZBB Energy Corporation
N93 W14475 Whittaker Way
Menomonee Falls, Wisconsin  53051

RE:	Registration Statement on Form S-8

Gentlemen:

We have acted as special counsel to ZBB Energy Corporation (the “Company”) in connection with the Registration Statement on Form S-8 (the “Registration Statement”) to be filed with the Securities and Exchange Commission on or about November 20, 2012 relating to the issuance by the Company of up to 4,500,000 additional shares of common stock, $0.01 par value (the “Shares”), pursuant to the ZBB Energy Corporation 2010 Omnibus Long-Term Incentive Plan (the “Plan”), in the manner set forth in the Registration Statement.

We have examined:  (1) the Registration Statement, (2) the Company’s Restated Articles of Incorporation, and By-Laws, each as amended to date, (3) certain resolutions of the Company’s Board of Directors, (4) the Plan and (5) such other proceedings, documents and records as we have deemed necessary to enable us to render this opinion.

In examining the foregoing documents, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, photostatic or facsimile copies, and the authenticity of the originals of any such documents.

Based on and subject to the foregoing, we are of the opinion that the Shares, when issued as contemplated in the Registration Statement and in accordance with the Plan and any related award agreement will be duly authorized, validly issued, fully paid and nonassessable.

We consent to the use of this opinion as an exhibit to the Registration Statement.  In giving this consent, however, we do not admit that we are experts, or within the category of persons whose consent is required by Section 7 of said Act.

Very truly yours,

/s/ Godfrey & Kahn, S.C.

GODFREY & KAHN, S.C.

8734206_1